FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NATIONAL BANK OF GREECE

PRESS  RELEASE

Finansbank: Strong performance for yet another quarter

Finansbank announced on the 15th of May its Q1 2007 results. For the third consecutive quarter, all key businesses performed exceptionally well, increasing Finansbank’s market share in the Turkish lending market, solidly supporting profitability.

Gross lending volumes posted a 9.2% increase in the first three months of the year, closing some 47% higher than Q1 2006 at c. TRY 13.5bn, with a market share of 6.0%. Both Retail and Business lending volumes contributed to this growth, gaining 22bps and 23bps respectively in market share in the first quarter of 2007 alone. Market shares stood at 6.74% for Retail lending and 5.62% for Business lending at the end of the quarter.

Gross market shares

Lending volumes, net of provisions, across all product lines posted exceptional growth:

•                  Retail mortgages continued to grow strong posting a +75% increase year on year, and +8.7% in the first quarter, clearly outpacing the market. Finansbank gained a further +30bps market share in Q1 2007, to 9.3%.

•                  Consumer lending and credit card balances grew 48% y-o-y. Rapid expansion continued in the first quarter of 2007 at a rate of 7.1%, more than twice the market growth rate. Market share now stands at 5.6%, +56 bps over Q1 2006.

•                  Business lending has picked up pace after the summer market turmoil, growing at almost twice the rate of the market.  Indicatively, long-term commercial finance has resumed double-digit growth (+11.1% q-o-q), far exceeding market growth.

In spite of this rapid volume growth, Finansbank lending quality continues to improve. The NPL ratio for the quarter fell by a further 10bps, to just below 2%, driven primarily by significantly better quality retail lending.

NPL Ratio	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Retail lending	4.0%	3.4%	2.9%	2.4%	2.1%
Business Lending	1.6%	1.5%	1.9%	1.9%	1.9%
TOTAL Lending	2.5%	2.1%	2.2%	2.1%	2.0%

Average yields on all products are rising during Q1, whereas Finansbank’s cost of funding is stable, supporting spreads.

This outlook is underpinned in Net Interest Margin for the quarter which remained well above 660 basis points at 6.68%.

In line with its business plan, Finansbank continues to invest in its branch network expansion. In Q1 2007, 19 new branches opened at a rate of 1.5 branch openings per week. As of May 2007 the Bank has 342 branches in operation. ATMs increased by 5% and employees reached the 8,000 mark in total (a 3% increase from FY 2006).Finansbank aims to operate through a network of 400 branches by year-end 2007.

In addition, YTL deposits grew 11% in the first quarter of the year as Finansbank successfully attracts funds in local currency.

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	May ’07
Branches	221	264	265	309	328	342
ATMs	469	567	656	758	795	836
Customers	2,948,690	2,951,839	3,047,472	3,300,506	3,408,799	—

In spite of this rapid network expansion, Finansbank succeeded in containing expenses. Cost:Income ratio improved significantly to under 40%.

Complementing Finansbank’s existing product range, the licence for the formation of a life insurance company has just been obtained, to fully capture bancassurance opportunities in the Turkish market.

A full financial and business analysis of Finansbank’s performance, including the Bank’s financial statements under IFRS, will be provided at the announcement of NBG Group first quarter results on May 30th 2007.

Athens,  21 May, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 22nd	May, 2007

Chairman - Chief Executive Officer